UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless 5G Modules First to be Certified on Deutsche Telekom’s Leading 5G Network

Sierra Wireless brings 5G to the Internet of Things with a network certified, secure 5G module that delivers the speed and capacity required for next-gen IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 29, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its EM9190 5G mmWave/Sub-6/LTE New Radio (NR)and EM9191 5G Sub-6/LTE NR embedded modules are the first to be fully certified to operate on Deutsche Telekom’s 5G public network and campus (private) networks in Europe. This certification will enable customers in Europe to leverage the higher data speeds, lower latency, and capacity of 5G with one of the world's leading integrated telecommunications companies.

“This is a significant milestone for 5G, and for the wider industry,” says Jens Olejak, Head of New Access Technologies, Deutsche Telekom IoT. “5G is set to profoundly impact the mobile industry and its customers and we’re proud to be partnering with Sierra Wireless to deliver organizations the high-speed, reliable connectivity they need to digitally transform their operations.”

With this certification, EM9190 and EM9191 customers can commercially deploy networking devices, computing devices and other connected products on Deutsche Telekom’s high speed and low latency 5G network for industrial applications, live video streaming, video security, high-definition cloud-based video gaming, extended reality (XR), robotics, and other next generation IoT applications.

“This certification further demonstrates that when it comes to bringing 5G to the IoT, Sierra Wireless is leading the way,” says Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless. “When you combine Deutsche Telekom’s industry-leading 5G network with the EM9190 and EM9191 module’s industry-leading performance, robust security and industrial-grade design, along with Sierra Wireless’ decades of IoT experience and global presence, the answer to the question of which IoT solutions provider you should partner with as you map out your 5G future becomes clear – it’s Sierra Wireless.”

Transforming IoT with 5G

5G’s higher data speeds, lower latency, and higher device capacity are set to transform the IoT market, enabling OEMs, advanced electronic, and other industrial companies to support enhanced mobile broadband, ultra-reliable, low-latency communication and massive machine-type communication use cases that simply were not possible without 5G.

5G’s ability to support these new use cases is why in a recent report, McKinsey and Company state, “As new use cases gain traction, it is expected that B2B 5G IoT unit sales will soar… in the B2B sphere, we expect total revenue for 5G IoT modules to increase from about USD 180 million in 2022 to almost USD 10 billion by 2030.”

Modules Designed for Easy Integration, Private Networks, Global Connectivity

Based on the industry-standard M.2 form factor, the EM9190 and EM9191 modules are an industrial-grade module that enable OEMs, system integrators and other companies to easily integrate secure 5G connectivity into their products.

The EM9190 and EM9191 also include an embedded SIM (eSIM) based on GSMA’s embedded SIM specification, eUICC. This eSIM makes it easier for customers to switch networks anytime using carrier-specific profiles, for added IoT product deployment simplicity and flexibility.

Part of Sierra Wireless’ EM Series, the modules have been designed to connect to 5G networks around the world, and have already been certified by 5G mobile network operators in North America and other global regions.

The EM9190 and EM9191 modules are currently available globally from Sierra Wireless’ global network of partners.

For more information, visit:

  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/networking-modules/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/em9190/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/em9191/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 29, 2021